VIA EDGAR

March 28, 2024

Joseph Kempf

Robert Littlepage

Matthew Crispino

Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	IMMRSIV Inc. (CIK No. 0001936574)
Registration Statement on Form F-1 (File No. 333-269055)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, IMMRSIV Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:00 p.m., Eastern Time, on March 29, 2024, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-1 Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sidley Austin.

The Company understands that Prime Number Capital LLC, the underwriter of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

IMMRSIV Inc.

By:	/s/ Png Bee Hin
Name:	Png Bee Hin
Title:	Chief Executive Officer

[Acceleration Request Letter (Issuer)]